SECURITIES AND EXCHANGE COMMISSION

05036977

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~01-60635~~ 47806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Union Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Midstate Drive, Suite 215
(No. and Street)

Auburn (City) MA (State) 01501-1856 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Van Arsdale (508) 832-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street, 21st Floor (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Van Arsdale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Union Brokerage Services, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

TAMI J. GERMAIN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Dec 16, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years Ended December 31, 2004 and 2003

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

We have audited the accompanying statements of financial condition of Credit Union Brokerage Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Union Brokerage Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 11, 2005

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$189,841	$ 9,421
Cash deposits with clearing organization	34,445	219,672
Total cash and cash equivalents	224,286	229,093
Securities owned, at fair value	199,424	401,488
Refundable income taxes	92,522	512
Accrued interest receivable	1,517	2,334
Furniture and equipment, net	1,758	3,940
Other assets	17,876	60,459
	$537,383	$697,826

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Due to clearing organization	$ 150	$ 1,450
Accounts payable and accrued expenses	15,117	57,348
Total liabilities	15,267	58,798
Stockholder's equity:		
Common stock, $.01 par value, 200,000 shares authorized; 100 shares issued	1	1
Additional paid-in capital	249,999	249,999
Retained earnings	272,116	389,028
Total stockholder's equity	522,116	639,028
	$537,383	$697,826

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 181,365	$1,521,848
Investment advisory income	2,843	7,142
Interest income	11,239	9,755
Loss on securities owned, net	(2,063)	(606)
	193,384	1,538,139
Expenses:		
Commisions	67,944	977,187
Management fees	167,330	185,128
Clearing costs	10,750	34,942
Regulatory fees	7,832	15,843
Professional services	68,450	84,651
Insurance expense	33,959	28,775
Other operating expenses	28,863	42,916
	385,128	1,369,442
Income (loss) before income taxes	(191,744)	168,697
Provision (benefit) for income taxes	(74,832)	59,831
Net income (loss)	(116,912)	108,866
Retained earnings, beginning of year	389,028	280,162
Retained earnings, end of year	$ 272,116	$ 389,028

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (116,912)	$ 108,866
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Decrease (increase) in securities owned, net	202,064	(199,394)
Depreciation	2,182	2,098
Decrease in accrued interest receivable	817	674
Decrease in commissions receivable	-	190,212
Decrease (increase) in other assets	42,583	(5,201)
Decrease in due to clearing organization	(1,300)	(3,058)
Increase (decrease) in accounts payable and accrued expenses	(42,231)	36,744
Change in income taxes refundable/payable	(92,010)	(57,383)
Net cash provided (used) by operating activities	(4,807)	73,558
Cash flows from investing activities:		
Purchase of equipment	-	(1,518)
Net cash used by investing activities	-	(1,518)
Net change in cash and cash equivalents	(4,807)	72,040
Cash and cash equivalents at beginning of year	229,093	157,053
Cash and cash equivalents at end of year	$ 224,286	$ 229,093
Supplementary information:		
Income taxes paid	$ 17,178	$ 117,214

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Credit Union Brokerage Services, Inc. (the "Company" or "CUBS"), a wholly-owned subsidiary of the Central Credit Union Fund, Inc. (the "Fund"), was established in May 1995 and commenced operations as a limited broker/dealer registered with the Securities and Exchange Commission in October of 1995.

The Company limits its brokerage activities to government securities and brokered certificates of deposit and introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds. Accordingly, the Company is exempt from the Securities and Exchange Commission's rule 15c3-3 under the exemptive provision of (k)(2)(ii). The Company has no liabilities subordinated to the claims of general creditors.

Business

The Company provides services principally to credit unions located in Massachusetts.

Securities owned

Securities owned are reflected at fair value, which is based on quoted market prices.

Revenue recognition

The Company recognizes commission revenue on securities and brokered certificates of deposit on the settlement date, which does not differ materially from the trade date. Investment advisory fees are recorded when earned.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. A valuation reserve is established against deferred tax assets for which realization is not reasonably assured.

2. SECURITIES OWNED

At December 31, 2004, securities owned consist of one U.S. Government Agency obligation maturing on September 30, 2008. At December 31, 2003, securities owned consisted of two U.S. Government Agency obligations maturing on November 27, 2006 and March 26, 2007.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $398,797 and $551,251, which was $393,797 and $546,251, respectively, in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $15,267 and $58,798 at December 31, 2004 and 2003, respectively.

4. RELATED PARTY TRANSACTIONS

Management agreement

The Company has entered into an agreement with the Fund which provides for payment of a monthly management fee to the Fund in consideration of rent and certain other administrative services. Management fees paid under this agreement amounted to $167,330 and $185,128 for the years ended December 31, 2004 and 2003, respectively.

Investment advisory agreement

The Company is compensated by the Fund for services provided under an investment advisory agreement. The Company earns a quarterly fee at the rate of 1/100 of 1% of designated assets, as defined. Fees earned under this agreement amounted to $2,843 and $7,142 for the years ended December 31, 2004 and 2003, respectively.

Commission revenue

The Company earns commissions from the Fund and from credit unions represented on the Company's Board of Directors. For the years ended December 31, 2004 and 2003, commissions earned from related parties amounted to $41,259 and $781,596, respectively. In 2004, $33,110 of this revenue was related to two credit unions, and in 2003, $750,915 related to one credit union.

5. INCOME TAXES

Allocation of federal and state income taxes is as follows:

	Years Ended December 31, 2004	2003
Current provision:		
Federal	$ (75,261)	$ 41,957
State	1,750	17,629
Total current provision	(73,511)	59,586
Deferred provision (benefit):		
Federal	5,079	187
State	(18,217)	58
	(13,138)	245
Establishment of valuation reserve	11,817	-
Total deferred provision (benefit)	(1,321)	245
Total provision (benefit)	$ (74,832)	$ 59,831

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	Years Ended December 31, 2004	2003
Tax at statutory rate	(34.0)%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	(5.7)	6.9
Change in valuation reserve	6.2	-
Surtax exemption	(5.5)	(5.4)
Effective rate	(39.0)%	35.5%

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Concluded)

INCOME TAXES (concluded)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31, 2004	December 31, 2003
Net operating loss carryover	$ 11,817	$ -
Unrealized loss (gain) on securities	233	(1,088)
	12,050	(1,088)
Valuation reserve	(11,817)	-
Net deferred tax asset (liability)	$ 233	$ (1,088)

The Company has a net operating loss carryover for state tax purposes in the amount of $188,469, which will expire on December 31, 2009.

Schedule I

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004 and 2003

	2004	2003
Net Capital		
Total stockholder's equity	$ 522,116	$ 639,028
Less nonallowable assets:		
Equipment, net	(1,758)	(3,940)
Nonmarketable securities	(3,300)	(3,900)
Other assets	(107,098)	(61,011)
	(112,156)	(68,851)
Other deductions	(5,000)	(5,000)
Total stockholder's equity qualified for net capital	404,960	565,177
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	(6,163)	(13,926)
Net capital	$ 398,797	$ 551,251
Aggregate Indebtedness		
Items included in statements of financial condition:		
Due to clearing organization	$ 150	$ 1,450
Accounts payable, accrued expenses and income taxes payable	15,117	57,348
Total aggregate indebtedness	$ 15,267	$ 58,798
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 393,797	$ 546,251
Ratio: Aggregate indebtedness to net capital	.038 to 1	.107 tol

Schedule I
(concluded)

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004 and 2003

A reconciliation of the net capital computation included herein with the capital computation included in the Focus Reports as of December 31, 2004 and 2003 is as follows:

	2004	2003
Total Capital		
Total capital per the Focus Report	$ 522,116	$ 639,028
Total stockholder's equity per the accompanying financial statements	$ 522,116	$ 639,028
Net Capital		
Net capital per the Focus Report	$ 398,797	$ 546,383
Reclassification adjustment for refundable taxes	-	(3,940)
Adjustment for deferred taxes	-	-
Difference due to offsetting certain assets and related liabilities	-	8,808
Net capital reported herein	$ 398,797	$ 551,251
Non-allowable Assets		
Non-allowable assets for net capital per the Focus Report	$ 112,156	$ 73,719
Reclassification adjustment for refundable taxes	-	3,940
Adjustment for deferred taxes	-	-
Difference due to offsetting certain assets and related liabilities	-	(8,808)
Non-allowable assets for net capital reported herein	$ 112,156	$ 68,851
Aggregate Indebtedness		
Aggregated indebtedness per the FOCUS Report	$ 15,267	$ 67,606
Adjustment for deferred taxes	-	-
Difference due to offsetting certain assets and related liabilities	-	(8,808)
Amount reported herein	$ 15,267	$ 58,798

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Credit Union Brokerage Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 11, 2005